UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 7, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VimpelCom Increases Stake in Kazakh Subsidiary

Moscow and New York (July 7, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that it has exercised its option to acquire an additional 25% less one share of Limnotex Developments Ltd. (“Limnotex”) for US$ 561.8 million. Limnotex is the parent company of LLP KaR-Tel (“KaR-Tel”), VimpelCom’s operating subsidiary in Kazakhstan. As a result of the exercise, VimpelCom’s share in Limnotex increased from 50% plus one share to 75%.

The increase in VimpelCom’s stake in Limnotex implements VimpelCom’s original plan to increase its economic interest in KaR-Tel following the initial period of ownership. KaR-Tel continues to demonstrate strong financial results with good opportunity for growth. Therefore, as the option price was tied to KaR-Tel’s financial results, VimpelCom exercised the option to capture the benefit of future growth.

To ensure a path to complete ownership over KaR-Tel, VimpelCom has agreed on put and call option arrangements with respect to the remaining 25% share in Limnotex which is held by Crowell Investments Limited.

This 6-K contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the possible exercise of the call and put options with respect to the remaining shares of Limnotex and anticipated growth opportunities in Kazakhstan. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including failure of the parties to exercise their respective options, unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Kazakh, Russian and CIS telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com